TOMRA

RECEIVED

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07026586

Asker, 5 September 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

03.09.2007 08:13:07 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 320,000 own shares at an average price of NOK 40.02 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,818,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 31 August 2007
Tomra Systems ASA

29.08.2007 07:31:49 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 135,000 own shares at an average price of NOK 41.91 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,498,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 28 August 2007
Tomra Systems ASA

lenke

22.08.2007 07:30:20 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 106,000 own shares at an average price of NOK 43.16 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,363,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 21 August 2007
Tomra Systems ASA

17.08.2007 07:37:44 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 121,800 own shares at an average price of NOK 42.22 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,257,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 16 August 2007
Tomra Systems ASA

09.08.2007 07:42:58 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 285,800 own shares at an average price of NOK 45.74 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,136,114 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 8 August 2007
Tomra Systems ASA

lenke

07.08.2007 07:32:33 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 68,900 own shares at an average price of NOK 43.19 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,850,314 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 August 2007
Tomra Systems ASA

lenke

02.08.2007 07:31:40 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 120,000 own shares at an average price of NOK 43.92 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,781,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 1 August 2007
Tomra Systems ASA

lenke

26.07.2007 10:59:31 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

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Board member Hege Marie Norheim has today purchased 1000 shares in TOM at NOK 46.80 each. Her shareholding after the transaction is 1000 shares and 0 options.

Asker, 26 July 2007

24.07.2007 07:31:19 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 54,000 own shares at an average price of NOK 46.94 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,661,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 July 2007
Tomra Systems ASA

lenke

20.07.2007 07:38:19 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 200,000 own shares at an average price of NOK 47.10 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,607,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19 July 2007
Tomra Systems ASA

13.07.2007 07:37:38 Marked=OB Utsteder=Tomra Systems ASA **SECOND QUARTER 2007 RESULTS** delårsresultat

Revenues of 887 MNOK (1020 MNOK in second quarter 2006)
Operating profit of 111 MNOK (203 MNOK in second quarter 2006)
Cash flow from operations of 99 MNOK (minus 65 MNOK in second quarter 2006)
Organic growth outside Germany of 20%

Collection Technology - Deposit Solutions
Revenues in the segment equaled 430 MNOK in second quarter 2007, a decrease of 34 percent versus last year as a result of lower machine sales to Germany.
Gross margin equaled 44 percent, which is the same as last year. Operating profit decreased from 179 MNOK in second quarter 2006 to 86 MNOK in 2007.

Material Handling
Revenues in the second quarter 2007 increased by 18 percent to 45.7 MUSD. Measured in NOK, revenues increased by 14 percent to 275 million. The gross margin was stable at 21%. The segment recovered from a somewhat weaker performance in first quarter 2007, and has gained momentum with margins in line with last year.

Industrial Processing Technology
Second quarter 2007 showed year-over-year growth in revenues of 36 percent. Growth was driven by strong momentum in TiTech and the inclusion of CommoDaS. Adjusted for the CommoDaS acquisition, organic revenue growth was 15 percent. Last year`s second quarter operating profit of 22 MNOK increased to 32 MNOK in second quarter 2007.

Collection Technology - Non-Deposit Solutions
In the second quarter 2007 TOMRA booked 16 MNOK in revenues in this segment compared to 2 MNOK in 2006. The loss in second quarter increased from 13 MNOK in 2006 to 29 MNOK in 2007. The major part of the increased loss is related to our activities in UK. In addition spending has increased in other markets as well. This is due to increased market interest for TOMRA technology solutions.

Asker, 12 July 2007
Tomra Systems ASA

END